Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)

Notes	$7,005,000.00	$275.30

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $860,333.65 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $275.30 is offset against the registration fee due for this offering and of which $860,058.35 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing Supplement To prospectus dated May 30, 2006, prospectus supplement dated May 30, 2006 product supplement no. 950-I dated April 23, 2008 and underlying supplement no. 1250 dated April 24, 2008	Registration Statement no. 333-134553 Dated April 24, 2008 Rule 424(b)(2)

LEHMAN BROTHERS HOLDINGS INC.

$7,005,000

9.55% Reverse Exchangeable Notes Linked to the SPDR Trust, Series 1 (SPY)

Summary Description

The notes are designed for investors who seek a higher coupon rate than the current yield on the Index Fund or than the yield that we believe would be payable on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in appreciation in the Index Fund and be willing to lose some or all of their principal.

The notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Share Price of the Index Fund and whether the closing price of the Index Fund is below the Trigger Price during the Monitoring Period, as described below.

Issuer:	Lehman Brothers Holdings Inc. (A+/A1/AA-)†
Issue Size:	$7,005,000
Pricing Date:	April 24, 2008
Settlement Date:	April 29, 2008
Observation Date:	April 24 2009††
Maturity Date:	April 29, 2009††
Term:	1 year
Index Fund:	The SPDR Trust, Series 1 (AMEX: SPY). The Index Fund may be changed in certain circumstances. See “Description of Notes—Alternative Calculation of Price and Closing Price” in the accompanying product supplement no. 950-I for further information.
Underlying Index:	S&P 500® Index
Coupon Rate:	9.55% per year paid monthly and calculated on a 30/360 basis.
Coupon Payment Date:	Monthly, on the 29th day of each month, starting on May 29, 2008 to, and including, the Maturity Date (provided, however, that for the month of February, the coupon payment date will be 28th day of the month). If any Coupon Payment Date falls on a day that is not a business day, then any payment required to be made on such Coupon Payment Date will instead be made on the next succeeding business day following such Coupon Payment Date, unless that day falls in the next calendar month, in which case the Coupon Payment Date will be the first preceding day that is a business day; provided, however, that the final coupon payment will be made with the Payment at Maturity.
Payment at Maturity:	The payment at maturity, in addition to accrued and unpaid coupon payments, is based on the performance of the Index Fund. You will receive $1,000 for each $1,000 principal amount note plus any accrued and unpaid coupon payments at maturity unless:
(i) the Final Share Price is less than the Initial Share Price; and
(ii) a Trigger Event has occurred.
If the conditions described in (i) and (ii) are both satisfied, at maturity you will receive, instead of the principal amount of your notes, a cash payment per $1,000 principal amount note equal to the Cash Value, plus any accrued and unpaid coupon payments. The Cash Value will be less than the principal amount of your notes and may be zero. Accordingly, you may lose some or all of your principal if you invest in the notes.
Cash Value:	The amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price of the Index Fund and (2) the Final Share Price of the Index Fund.
Trigger Event:	A Trigger Event occurs if, on any trading day during the Monitoring Period, the closing price of one share of the Index Fund is below the Trigger Price.
Monitoring Period:	The period from, and including, the Pricing Date to, and including, the Observation Date.
Initial Share Price:	$137.88, divided by the Share Adjustment Factor.
Trigger Price:	A dollar amount that represents 75% of the Initial Share Price of the Index Fund. The Trigger Price is initially $103.410.
Final Share Price:	The closing price of one share of the Index Fund on the Observation Date.

Share Adjustment Factor:	1.0 on the Pricing Date, subject to adjustment under certain circumstances. See “Description of Notes—Anti-dilution Adjustments” in the accompanying product supplement no. 950-I for further information about these adjustments.
Tax Allocation of Monthly Coupon – Interest on Debt Instrument**:	4.100%
Tax Allocation of Monthly Coupon – Put Premium **:	5.450%
CUSIP:	5252M0FG7
ISIN:	US5252M0FG74

†

Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

††	Subject to postponement in the event of a market disruption event, as described under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 950-I.
**	Based on the intended treatment of the notes, as described herein under “Selected Purchase Considerations—Certain U.S. Federal Income Tax Consequences” and in the accompanying product supplement no. 950-I under “Certain U.S. Federal Income Tax Consequences.”

Investing in the Reverse Exchangeable Notes Linked to the SPDR Trust, Series 1 involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 950-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 1250 and “ Selected Risk Factors” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 950-I, underlying supplement no. 1250 or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees (2)	Proceeds to Us
Per note	$1,000.00	$2.00	$998.00
Total	$7,005,000.00	$14,010.00	$6,990,990.00

(1)

The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive a fee of 0.20% of the principal amount of the notes linked to the SPDR Trust, Series 1 and will use those fees to allow selling concessions to one or more brokers and/or dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

April 24, 2008	MTNI791

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this pricing supplement together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 950-I (which supplements the description of the general terms of the notes) and underlying supplement no. 1250 (which describes the Index Fund, as defined herein, including risk factors specific to it). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 950-I, underlying supplement no. 1250, this pricing supplement and any other relevant terms supplement for complete details. To the extent that there are any inconsistencies among the documents listed below, this pricing supplement shall supersede product supplement no. 950-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 950-I and “Risk Factors” in the accompanying underlying supplement no. 1250, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 950-I dated April 23, 2008:

http://www.sec.gov/Archives/edgar/data/806085/000119312508087929/d424b2.htm

•	Underlying supplement no. 1250 dated April 24, 2008:

http://www.sec.gov/Archives/edgar/data/806085/000119312508089426/d424b2.htm

•	MTN prospectus supplement May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

•

The Notes Offer a Higher Coupon Rate Than the Current Yield on the Index Fund or the Yield We Believe Would be Payable on Conventional Debt Securities With the Same Maturity Issued by Us or an Issuer with a Comparable Credit Rating: The notes will pay coupon payments at 9.55% per year, which we believe is higher than the current yield on the Index Fund or the yield that we believe would be payable on conventional debt securities of the same maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any coupon payment or any other payment at maturity is subject to our ability to pay our obligations as they become due.

•

Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a note, for all tax purposes, you agree to treat, a note as a unit comprising: (i) a put option and (ii) a debt instrument. Subject to certain limitations, and based on certain factual representations received from us, in the opinion of Sidley Austin LLP, it is reasonable to a treat a note as a unit for U.S. federal income tax purposes. Under this characterization, Lehman Brothers Holdings Inc. and you agree to treat a portion of the periodic coupon payments made with respect to the notes as interest on the debt instrument, and the remainder as a put premium paid to you in consideration of your entry into the put option. We have determined the portion of each coupon payment that we will allocate to interest on the debt instrument and to put premium, respectively, and have provided those allocations on the cover of this pricing supplement for the notes. By purchasing the notes, you agree to treat the notes for U.S. federal income tax purposes consistently with our treatment and allocations as described above. Assuming this characterization is respected, amounts treated as interest on the debt instrument will be taxed as ordinary income while the put premium will not be taken into account prior to maturity or sale. However, there are other reasonable treatments that the Internal Revenue Service or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.

Recent Tax Law Developments. On December 7, 2007, the Internal Revenue Service released a Notice indicating that the Internal Revenue Service and the Treasury Department are considering and seeking comments as to whether holders of instruments commonly referred to as prepaid forward contracts and similar instruments should be required to accrue income on a current basis over the term of the instruments, regardless of whether any payments are made prior to their maturity. In addition, the Notice provides that the Internal Revenue Service and the Treasury Department are considering related issues, including, among other things, whether gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset, and whether such instruments should be subject to the special “constructive ownership rules” contained in Section 1260 of the Internal Revenue Code of 1986, as amended. In addition, the Notice provided that the government is considering whether arrangements similar to prepaid forward contracts (which could possibly include instruments having terms similar to the notes) should be accorded tax treatment similar to prepaid forward contracts. It is not possible to predict what changes, if any, will be adopted, or when they will take effect. Any such changes could affect the amount, timing and character of income, gain or loss in respect of the notes, possibly with retroactive effect. Holders are urged to consult their tax advisors concerning the impact of the Notice on their investment in the notes. Subject to future developments with respect to the foregoing, Lehman Brothers Holdings Inc. intends to continue to treat the notes for U.S. federal income tax purposes in accordance with the treatment described in the accompanying product supplement no. 950-I under the headings “Risk Factors” and “Certain U.S. Federal Income Tax Consequences.”

Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the debt instrument and the put option.

See “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 950-I.

Selected Risk Factors

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the shares of the Index Fund, any of the equity securities held by the Index Fund or any of the equity securities included in the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 950-I dated April 23, 2008 and in the “Risk Factor” section of the accompanying underlying supplement no. 1250. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

•

Your Investment in the Notes May Result in a Significant Loss: The notes do not guarantee any return of principal. The payment at maturity will be based on the Final Share Price and whether the closing price of one share of the Index Fund is below the Trigger Price on any trading day during the Monitoring Period. Under certain circumstances, you will receive at maturity the Cash Value instead of the principal amount of your notes. The Cash Value will be less than the principal amount of each note and may be zero. In addition, on the Pricing Date, stock prices generally in the market and share prices for the Index Fund in particular may be significantly higher than historical averages, which could increase the likelihood of subsequent declines in stock prices and of a Trigger Event with respect to the Index Fund. Accordingly, you could lose some or all of the principal amount of your notes.

•

The Notes Will Not Pay More Than the Principal Amount at Maturity, Plus Accrued and Unpaid Coupons, and Principal Protection is Under Limited Circumstances: Your return of principal at maturity is protected so long as a Trigger Event does not occur or if the Final Share Price is not below the Initial Share Price. However, if the Final Share Price is below the Initial Share Price and a Trigger Event has occurred, you could lose the entire principal amount of your notes.

•

Your Return on the Notes is Limited to the Principal Amount Plus Accrued Coupon Payments, Regardless of Any Appreciation in the Value of the Index Fund: Unless (i) the Final Share Price is less than the Initial Share Price and (ii) on any trading day during the Monitoring Period, the closing price of a share of the Index Fund is below the Trigger Price, for each $1,000 principal amount note, you will receive $1,000 at maturity plus accrued and unpaid coupon payments, regardless of any appreciation in the value of the Index Fund, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the shares of the Index Fund, the equity securities held by the Index Fund, the common stocks included in the Underlying Index or contracts relating to the Underlying Index for which there is an active secondary market during the term of the notes.

•

No Ownership Rights in the Index Fund: As a holder of the notes, you will not have any ownership interest or rights in the Index Fund or in the equity securities held by the Index Fund or in the stocks included in the Underlying Index, such as voting rights, dividend payments or other distributions.

•

Differences Between the Index Fund and its Underlying Index: While the Index Fund will generally hold all of the securities that compose the Underlying Index in proportion to their weightings in the Underlying Index, in some cases, there may nevertheless arise various circumstances where it may not be possible or practicable to purchase all of those securities in such weightings. The Index Fund will also reflect transaction costs and fees that are not included in the calculation of the Underlying Index. These may lead to a lack of correlation between the Index Fund and its Underlying Index. In addition, because the shares of the Index Fund are traded on the American Stock Exchange and are subject to market supply and investor demand, the market price per share of the Index Fund may differ from the net asset value per share of the Index Fund.

•

We Cannot Control Actions by the Other Companies Whose Stocks or Other Equity Securities are Represented in the Underlying Index: We are one of the companies that make up the Underlying Index, but we are not affiliated with any of the other companies whose stocks are represented in the Underlying Index. As a result, we will have no ability to control the actions of such other companies, including actions that could affect the value of the stocks underlying the Underlying Index or your notes. None of the money you pay us will go to any of the companies represented in the Underlying Index, and none of those companies will be involved in the offering of the notes in any way. Neither those companies nor we will have any obligation to consider your interests as a holder of the notes in taking any corporate actions that might affect the value of your notes.

•

Our Affiliates’ Compensation May Serve as an Incentive to Sell You these Notes: We and our affiliates act in various capacities with respect to the notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the notes. Such affiliates, including the sales representatives, may derive compensation from the distribution of the notes and such compensation may serve as an incentive to sell these notes instead of other investments.

•

Certain Built-in Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to maturity could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•

Lack of Liquidity: The notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the notes from us and your ability to sell or trade the notes in the secondary market may be limited.

•

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Index Fund or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in securities (like the notes) that are linked to the Index Fund.

•

Many Economic and Market Factors Will Influence the Value of the Notes: In addition to the value of the Index Fund and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the accompanying product supplement no. 950-I and the accompanying underlying supplement no. 1250.

•

Anti-Dilution Protection is Limited: The calculation agent will make adjustments to the Share Adjustment Factor for certain adjustment events affecting the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

•

Creditworthiness of Issuer: An investment in the notes will be subject to the credit risk of Lehman Brothers Holdings Inc., and the actual and perceived creditworthiness of Lehman Brothers Holdings Inc. may affect the market value of the notes.

Examples of Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices and assuming that the closing price of a share of the Index Fund is not below the Trigger Price on any trading day from the Pricing Date to, and including, the Observation Date, except as indicated in the column titled “Hypothetical lowest closing price per share of the Index Fund during the Monitoring Period.”

For this table of hypothetical payments at maturity:

•	Initial Share Price: $137.88
•	Trigger Price: $103.410
•	Coupon: 9.55%

Hypothetical lowest closing price per share of the Index Fund during the Monitoring Period	Hypothetical Final Share Price	Hypothetical payment at maturity*
$137.88	$193.03	$1,000.00
$137.88	$165.46	$1,000.00
$137.88	$137.88	$1,000.00
$110.30	$110.30	$1,000.00
$55.15	$144.77	$1,000.00
$55.15	$117.20	$850.00
$55.15	$96.52	$700.00
$41.36	$68.94	$500.00
$0.00	$0.00	$0.00
*	Note that you will receive at maturity any accrued and unpaid coupon payments, in addition to the Cash Value or the principal amount of your note in cash, as applicable.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: During the Monitoring Period, a share of the Index Fund does not close at a price below the Trigger Price. Because a Trigger Event has not occurred and the Final Share Price is not below the Initial Share Price, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: During the Monitoring Period, a share of the Index Fund closed below the Trigger Price. However, on the Observation Date, the Final Share Price is not below the Initial Share Price. Because the Final Share Price is not below the Initial Share Price, you will receive $1,000 per $1,000 principal amount note at maturity even though a Trigger Event occurred.

Example 3: During the Monitoring Period, a share of the Index Fund closed below the Trigger Price. On the Observation Date, the Final Share Price is $117.20, which is below the Initial Share Price. Because a share of the Index Fund had a closing price that was below the Trigger Price, and because the Final Share Price is below the Initial Share Price, you will receive the Cash Value at maturity. Because the Final Share Price is $117.20, the total value of your final payment at maturity is $850.00.

Regardless of the other payment you receive at maturity, you will have received coupon payments, for each $1,000 principal amount note, in the aggregate amount of approximately $95.50 over the term of the notes.

The actual Cash Value you would receive at maturity (if a Trigger Event occurs and the Final Share Price is below the Initial Share Price) and the actual Trigger Price may be more or less than the amounts displayed in the hypothetical examples and the chart above.

Historical Information of the SPDR Trust, Series 1

The following graph sets forth the historical performance of the Index Fund based on the daily closing price of the Index Fund from April 23, 2003 through April 23, 2008. The closing price per share of the Index Fund on April 23, 2008 was $137.72. We obtained the closing prices below from Bloomberg Financial Markets, without independent verification. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical performance of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the Index Fund during the term of the notes. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc. and Lehman Brothers Inc. has agreed to purchase, all of the notes at the price indicated on the cover of this pricing supplement.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the notes initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We have, or our affiliate has, entered into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.